UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*



                       Terayon Communication Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    880775101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

                                Louise Guarneri
                           Credit Suisse First Boston
                                11 Madison Avenue
                            New York, New York 10010
                                 (212) 325-2000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            |X| Rule 13d-1(b)
            |_| Rule 13d-1(c)
            |_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 880775101               13G/A


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Credit Suisse First Boston, on behalf of the Credit Suisse First Boston business unit

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)|_|

                                                                        (b)|X|

   3     SEC USE ONLY

   4     CITIZENSHIP OR PLACE OF ORGANIZATION
         SWITZERLAND

                              5    SOLE VOTING POWER

                                   -0-
         NUMBER OF
          SHARES              6    SHARED VOTING POWER
       BENEFICIALLY                (see Item 4(a))
         OWNED BY
           EACH                    96,717
         REPORTING
          PERSON              7    SOLE DISPOSITIVE POWER
           WITH
                                   -0-

                              8    SHARED DISPOSITIVE POWER
                                   (see Item 4(a))

                                   96,717

   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         96,717

  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES* |_|

  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         0.0%

  12     TYPE OF REPORTING PERSON*

         BK, HC

                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.
     (a)       Name of Issuer:

               Terayon Communication Systems, Inc.

     (b)       Address of Issuer's Principal Executive Offices:

               4988 Great America Parkway, Santa Clara, CA  95054

Item 2.

     (a)       Name of Persons Filing:

               Credit Suisse First Boston, on behalf of the Credit Suisse First Boston business unit. See Schedule I.

     (b)       Address of Principal Business Office:

               Uetlibergstrasse 231, P.O. Box 900, CH-8070 Zurich, Switzerland

     (c)       Citizenship:

               Switzerland

     (d)       Title of Class of Securities:

               Common Stock

     (e)       CUSIP Number:

               880775101

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a(n):

     (a) [ ] Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o)

     (b)  [X] Bank as defined in Section 3(a)(6) of the Act  (15 U.S.C. 78c)

     (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)

     (d) [ ] Investment Company registered under Section 8 of the Investment Company Act (15 (U.S.C. 80a-8)

     (e) [ ] Person registered as an investment adviser under Section 203 of the Investment Advisers Act of 1940
              (15 U.S.C. 80b-3) or under the laws of any state.

     (f)  [ ] Employee Benefit Plan or Endowment Fund in accordance with
              Section 240.13d-1(b)(1)(ii)(F)

     (g)  [X] Parent Holding Company or Control Person in accordance with
              Section 240.13d-1(b)(ii)(G)

     (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

     (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

     (j)  [ ] Group in accordance with Section 240.13d-1(b)(1)(ii)(J)

Item 4.    Ownership

     (a)   Amount Beneficially Owned:

           See response to Item 9 on page 2.

     (b)   Percent of Class:

           See response to Item 11 on page 2.

     (c)   Number of shares as to which such person has:

             (i)  Sole power to vote  or to direct the vote:
                  See response to Item 5 on page 2.

            (ii)  Shared power to vote or to direct the vote:
                  See response to Item 6 on page 2.

           (iii)  Sole power to dispose or to direct the disposition of:
                  See response to Item 7 on page 2.

            (iv)  Shared power to direct the disposition of:
                  See response to Item 8 on page 2.

Item 5.    Ownership of Five Percent or Less of a Class

           If this statement is being filed to report the fact that as
           of the date hereof the X reporting person has ceased to be      [X]
           the beneficial owner of more than five percent of the class of securities, check the following:

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

           Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

           See Schedule I.

Item 8.    Identification and Classification of Members of the Group

           Not Applicable

Item 9.    Notice of Dissolution of Group

           Not Applicable

Item 10.   Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 5, 2004


                                                     CREDIT SUISSE FIRST BOSTON,
                                                     on behalf of the CREDIT
                                                     SUISSE FIRST BOSTON
                                                     BUSINESS UNIT

                                                     By: /s/ Louise Guarneri
                                                         -------------------
                                                     Name:  Louise Guarneri
                                                     Title: Director

                                  Schedule I

         In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Schedule 13G/A is being filed by Credit Suisse First Boston (the "Bank"), a Swiss bank, on behalf of itself and its subsidiaries, to the extent that they constitute the Credit Suisse First Boston business unit (the "CSFB business unit") excluding Asset Management (as defined below) (the "Reporting Person"). The CSFB business unit is also comprised of an asset management business principally conducted under the brand name Credit Suisse Asset Management ("Asset Management"). The Reporting Person provides financial advisory and capital raising services, sales and trading for users and suppliers of capital around the world and invests in and manages private equity and venture capital funds. Asset Management provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide. The address of the Bank's principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of the Reporting Person's principal business and office in the United States is Eleven Madison Avenue, New York, New York 10010.

         The ultimate parent company of the Bank is Credit Suisse Group ("CSG"), a corporation formed under the laws of Switzerland. CSG is a global financial services company with two distinct business units. In addition to the CSFB business unit, CSG is comprised of the Credit Suisse Financial Services business unit (the "Credit Suisse Financial Services business unit"), which offers investment products, private banking and financial advisory services, including insurance and pension solutions, for private and corporate clients in Europe and other markets around the world. CSG's business address is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

         CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Reporting Person. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including Asset Management and the Credit Suisse Financial Services business unit) may beneficially own shares of the securities of the issuer to which this statement relates (the "Shares") and such Shares are not reported in this statement. CSG disclaims beneficial ownership of Shares beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. Each of Asset Management and the Credit Suisse Financial Services business unit disclaims beneficial ownership of Shares beneficially owned by the Reporting Person. The Reporting Person disclaims beneficial ownership of Shares beneficially owned by CSG, Asset Management and the Credit Suisse Financial Services business unit.